UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM
11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

.
Commission file numbers
1-13796.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Gray Media 401(k) Savings Plan
(Formerly, Gray Television, Inc. Capital Accumulation Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Gray Media, Inc.
4370 Peachtree Rd. NE
Atlanta, Georgia
30319

Gray Media 401(k) Savings Plan

FORM 11-K

REQUIRED INFORMATION

(a)

Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of the Gray Media 401(k) Savings Plan for the fiscal year ended December 31, 2026, required by Form 11-K, together with the reports thereon of Warren Averett LLC, independent registered public accounting firm, dated June 25, 2026 prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Exhibit. Consents of Warren Averett LLC, independent registered public accounting firm, dated June 25, 2026, being filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gray Media 401(k) Savings Plan

Date: June 25, 2026	By:	/s/ Jeffrey R Gignac
Jeffrey R Gignac
Gray Media, Inc. Executive Vice President,
Chief Financial Officer and Member of Employee Benefits Committee for the Gray Media 401(k) Savings Plan

GRAY MEDIA 401(K) SAVINGS PLAN

FORM 11-K

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number

23.1	Consent of Warren Averett LLC	11

Gray Media 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2025
Index

Page(s)
Reports of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10

EX-23.1 CONSENT OF WARREN AVERETT LLC	11

Report of Independent Registered Public Accounting Firm
Employee Benefits Committee, Plan Administrator and Plan Participants of
Gray Media 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Gray Media 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024 and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2025.
/s/ Warren Averett LLC
Atlanta, Georgia
June 25, 2026

Gray Media 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments at fair value:
Mutual funds	$664,192,205	$570,106,871
Collective trust funds	28,514,211	29,681,618
Stable value fund	25,860,529	23,071,726
Self-directed brokerage accounts	12,382,494	10,353,154
Gray Media, Inc. Unitized Common Stock Fund—Class A	3,219,568	1,876,820
Gray Media, Inc. Common Stock Fund	20,643,937	13,894,636

Total investments	754,812,944	648,984,825

Receivables:
Employer contributions	454,852	1,153,891
Notes receivable from participants	9,037,921	8,196,913

Total receivables	9,492,773	9,350,804

Net assets available for benefits	$764,305,717	$658,335,629

See accompanying
notes
.

Gray Media 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions:
Investment income:
Net appreciation in fair value of investments	$77,489,667
Interest and dividends	36,622,694

Total investment gain	114,112,361

Interest income on notes receivable from participants	677,907

Contributions:
Participant	47,067,601
Rollover	4,569,908
Employer	22,673,676

Total contributions	74,311,185

Total additions	189,101,453

Benefits paid to participants	81,863,589
Administrative expenses	1,267,776

Total deductions	83,131,365

Net increase in net assets available for benefits	105,970,088
Net assets available for benefits, beginning of year	658,335,629

Net assets available for benefits, end of year	$764,305,717

See accompanying
notes
.

Gray Media 401(k) Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Gray Media 401(k) Savings Plan (the “Plan”) provides only general information.
Reference should be made to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Media, Inc. (the “Company” or the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries. An employee is eligible to participate in the Plan beginning the first of the month following or coinciding with the date that he has completed 500 hours of service during his initial six months of employment. If an employee does not complete 500 hours of service during his initial six months of employment, then he is eligible to participate beginning the first of the month following or coinciding with the date he has completed one year of service. For acquired stations, the Company will determine eligibility for participation based on information in the buy/sell agreement. If no information is provided, the Company will honor previous service to determine eligibility into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan’s sponsor. The Employee Benefits Committee is the Plan Administrator. Empower Trust Company serves as the Plan’s trustee. Empower Retirement (“Empower”), a subsidiary of Empower Trust Company, LLC, serves as the Plan’s custodian and recordkeeper.
On October 31, 2023, The
SAG-AFTRA/WFSB-TV3
Anchor and Reporter Units Collective Bargaining Agreement (2023 – 2025) was ratified. Eligible bargaining unit employees shall receive Gray’s 401(k) benefit at the levels that exist on April 1, 2023.
Contributions
The Plan was amended and restated as of December 1, 2020, to add Roth and after-tax
contribution features, to allow for
in-Plan
Roth conversions,
and
make certain other clarifying changes. The Plan allows participants to make contributions up to 100% of their compensation as before-tax
contributions, and beginning December 1, 2020 as Roth and/or after-tax
contributions. If no deferral election is made, the participant shall be automatically enrolled in the Plan and will be deemed to have authorized the Company to defer 3% of the participant’s compensation to the Plan on a before-tax
basis. Contribution percentages auto escalate by 1% each year if a participant does not change the contribution percentage from the default percentage. Employees may elect to opt out from being automatically enrolled in the Plan. Participants may change their deferral percentages daily. Participants who have attained age 50 before the end of the Plan year are eligible to make before-tax
catch-up
contributions, which may also be made as Roth contributions beginning December 1, 2020. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.
Participants’ contributions and
catch-up
contributions for employees 50 and older on a
before-tax
and/or Roth basis are limited by the Internal Revenue Code Section 402(g)(1) to $23,500 and $7,500, respectively, in 2025. In addition, total annual additions to a participant’s account shall not exceed the lesser of $70,000 or 100% of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.
Effective as of January 1, 2025, a Qualified Automatic Contribution Arrangement (QACA) Matching Contribution shall be made on behalf of each Participant for the Plan Year equal to100 percent (100%) of each Participant’s Deferred Compensation up to three percent (3%) of Compensation, and fifty percent (50%) of each Participant’s Deferred Compensation that exceeds three percent (3%) but does not exceed five percent (5%) of Compensation. For employees covered by collective bargaining agreements, the matching contribution amount may vary depending on the terms of the agreement. A true-up
matching contribution is made for participants who reached the contribution limit within the plan year.
True-up
matching contributions are issued after the end of the plan year but no later than September 15th of the following plan year.
The Employer may also elect to make a discretionary profit-sharing contribution, as determined by a declaration of its Board of Directors, to each active participant’s account based on such participant’s years of service and eligible compensation during the year.
For the year ended December 31, 2025, the Employer did not elect to make a discretionary profit-sharing contribution.
Investment Options
Participants may direct their contributions, Employer contributions, and any related earnings into investment options sponsored by the
Plan. The Plan currently offers
thirty-one
mutual funds, one stable value fund, two collective trust funds, a self-directed brokerage account, and Employer common stock as investment options for participants. Participants may change their investment elections daily by phone or via the internet.

Gray Media 401(k)
 Savings
Plan
Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s QACA matching and discretionary profit-sharing contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined in the Plan. The benefit to which a participant is entitled is the participant’s vested account balance.
Vesting
Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer QACA matching contributions are 100% vested after 2 years. Discretionary profit-sharing contributions are 100% vested after 3 years. Forfeitures may be used to reduce future Employer contributions, including true-up
contributions, fund Qualified
Non-Elective
Employer Contributions (“QNECs”), and/or pay Plan administrative expenses. As of December 31, 2025 and 2024, the Company had $687,779 and $423,541 respectively, of forfeitures available for use. For the year ended December 31, 2025 and 2024, the Company used $305,573 and $346,658, respectively, in forfeitures to offset funding true-up
contributions.
Payment of Benefits
Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum
cash payment or a rollover to another retirement plan. In the event that the participant’s account balance is less than $1,000, the Plan Administrator may make a single payment without the election or request of the participant. If a participant’s vested account balance exceeds $1,000 but does not exceed $5,000, the Plan Administrator may make a direct rollover to an individual retirement account (IRA) if the participant does not make an election within a designated time period.
Notes Receivable From Participants
Participants may borrow from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of (a) $50,000 minus the highest outstanding loan balance in the one-year
period prior to the loan request or (b) the greater of
one-half
of a participant’s vested account balance and $10,000, with a minimum loan amount of $1,000. A participant may not have more than one loan outstanding at a time. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a principal residence loan in which case the repayment period may be longer. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant notes as of December 31, 2025 and 2024 ranged from 3.25% to 9.50%.
2. Accounting Policies
Basis of Accounting
The Plan’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) and are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reported period. Actual results could differ from these estimates.
Payments of Benefits
Benefits are recorded when paid.

Gray Media 401(k)
Savings
Plan
Notes to Financial Statements

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Administration Committee determines the Plan’s valuation policies utilizing information provided by the investment custodians and insurance company. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend
date. Interest is recorded on an accrual basis. Realized gains and losses on sales of investments are determined on the basis of average cost. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.
The number of shares of Gray Media, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.
Contributions
Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis and are recorded in the year in which the participants’ related compensation was earned. All participant and Employer contributions are participant-directed. Participant contributions in excess of amounts allowed by regulation are recorded as a liability with a corresponding reduction of contributions in the Statement of Changes in Net Assets Available for Benefits. There were no excess contributions as of December, 31 2025 or 2024.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan payments, participant loans in default are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer and not covered by Plan forfeitures are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Certain investment advisory fees are paid by the Plan and included in net appreciation in fair value of investments of the related fund as they are paid through a revenue sharing agreement, rather than a direct payment. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.
Subsequent Events
In 2025, Gray Media, Inc. entered into agreements with Block Communications, Inc., Allen Media Group, Inc, and Bahakel Communications, Ltd., to acquire various television stations. Upon completion, these transactions will increase the number of employees eligible to participate in the Plan and, therefore, the assets of the Plan. The closing of these transactions took place in 2026. Employees of these acquiring stations were eligible to join the Gray Media 401(k) Savings Plan effective as of the closing date of each respective transaction. Rollover of assets will be reported in 2026.
In 2025, Gray Media, Inc. entered into agreement with E.W. Scripps Company to swap various television stations. Upon completion, this transaction will both increase participation in the plan by the acquiring stations while also decreasing eligible participation in the Plan by the divesting stations. Rollover and distribution of assets will be reported in 2026.

Gray Media 401(k) Savings Plan
Notes to Financial Statements

3. Fair Value Measurements and Investments
The Plan measures certain assets and liabilities at fair value, which are classified by the FASB Codification within the fair value hierarchy as level 1, 2, or 3, on the basis of whether the measurement employs observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own assumptions and consider information about readily available market participant assumptions.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical instruments in active markets.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar instruments in active markets;

•	Quoted prices for identical or similar instruments in markets that are not active;

•	Model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The use of different market assumptions or methodologies could have a material effect on the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2025 and 2024.
Mutual funds
: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end
mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stocks
: Valued at the closing price reported on the active market on which the individual securities are traded.
Stable Value Fund and collective trust funds
: The fair values of participation units held in the collective trust are based on the net asset values per unit (practical expedient) as reported by the fund managers and in the audited financial statements of the fund. The fund provides for daily redemptions by the Plan at reported net asset value per share for participant transactions.
Self-directed brokerage accounts
: Accounts primarily consist of common stocks and mutual funds that are valued on the basis of readily determinable market prices.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Media 401(k)
 Savings
Plan
Notes to Financial Statements
3. Fair Value Measurements and Investments (Continued)

The following tables set forth the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$664,192,205	$—	$—	$664,192,205
Common stock	23,863,505	—	—	23,863,505
Self-directed brokerage accounts	12,382,494	—	—	12,382,494
Collective trust funds*				28,514,211
Stable value fund*				25,860,529

Total assets	$700,438,204	$—	$—	$754,812,944

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$570,106,871	$—	$—	$570,106,871
Common stock	15,771,456	—	—	15,771,456
Self-directed brokerage accounts	10,353,154	—	—	10,353,154
Collective trust funds*				29,681,618
Stable value fund*				23,071,726

Total assets	$596,231,482	$—	$—	$648,984,825

*
The investments in the stable value and collective trust funds are measured at fair value using the net asset value per share as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts present in the Statements of Net Assets Available for Benefits.

The following table summarizes the plan’s investment in the stable value fund and collective trust funds, which uses NAV per share to measure fair value as a practical expedient for the periods presented:

	December 31, 2025
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable value common trust fund	$25,860,529	N/A	Daily	12 Months
Collective trust funds	$28,514,211

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable value common trust fund	$23,071,726	N/A	Daily	12 Months
Collective trust funds	$29,681,618
To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic condition or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer to total net assets available for benefits. For the year ended December 31, 2025 and 2024, there were no transfers between levels 1, 2 and 3.

Gray Media 401(k)
Savings
Plan
Notes to Financial Statements

5. Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service, dated October 13, 2011, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Plan has been amended subsequent to receipt of the determine letter. However, the Plan Administrator believes that the Plan is still designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Transactions with
Parties-In-Interest
Certain Plan investments were managed by Empower Trust Company beginning as of December 31, 2025 and 2024, the trustee and affiliates of the trustee, as such these transactions qualify as party-in-interest
transactions. In addition, transactions involving the GrayTV Stock (GTN), which invests in the equity ownership of the Employer, also qualify as party-in-interest
transactions. Fees that were paid to various vendors also qualify as party-in-interest
transactions.
7. Plan Termination
Although it has not expressed any intent to do so, the Board of Directors of the Company may terminate or amend the Plan at any time, provided, however, that no such amendment shall make it possible for any part of the net assets or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.
8. Reconciliation of Financial Statements to Form 5500
The following table presents a reconciliation of net assets available for benefits at December 31, 2025 and 2024 per these financial statements to the net assets per the Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$764,305,717	$658,335,629
Current year employer contributions receivable	(454,852)	(1,153,891)
Deemed distributions	(63,840)	(61,549)
Pending Settlement	1,946	—

Net assets per the Form 5500	$763,788,971	$657,120,189

The following table presents a reconciliation of investments at December 31, 2025 and 2024 per these financial statements to investments per the Form 5500:

	2025	2024
Investments per the financial statements	$754,812,944	$648,984,825
Deemed distributions	(63,840)	(61,549)
Notes receivable from participants	9,037,921	8,196,913
Pending Settlement	1,946	—

Investments per the Form 5500	$763,788,971	$657,120,189

The following table presents a reconciliation of the increase in net assets available for benefits for the year ended December 31, 2025 per the financial statements to net income per the Form 5500:

Increase in net assets available for benefits per the financial statements	$105,970,088
Current year deemed distributions	(63,840)
Prior year deemed distributions	61,549
Current year employer contributions receivable	(454,852)
Pending Settlement	1,946
Prior year employer contributions receivable	1,153,891

Net income per the Form 5500	$106,668,782

Gray Media 401(k)
S
avings
Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2025
Employer Identification Number:
58-0285030
Plan Number: 003

Identity of Issuer, Lessor, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
		Mutual Funds:
	American Beacon	American Beacon Small Cap Val R6 , 89,276 shares	**		2,086,375
	American Funds	American Funds New World R6 , 78,125 shares	**		7,278,907
	American Funds	American Funds Target Date 2015 , 222,625 shares	**		2,867,411
	American Funds	American Funds Target Date 2020 , 789,947 shares	**		11,240,941
	American Funds	American Funds Target Date 2025 , 2,148937 shares	**		34,726,815
	American Funds	American Funds Target Date 2030 , 2,246,862 shares	**		47,093,010
	American Funds	American Funds Target Date 2035 , 2,508,951 shares	**		49,869,744
	American Funds	American Funds Target Date 2040 , 1,874,709 shares	**		43,380,773
	American Funds	American Funds Target Date 2045 , 1,819,032 shares	**		43,784,093
	American Funds	American Funds Target Date 2050 , 1,578,107 shares	**		37,464,268
	American Funds	American Funds Target Date 2055 , 1,201,987 shares	**		36,227,894
	American Funds	American Funds Target Date 2060 , 1,356,813 shares	**		27,841,807
	American Funds	American Funds Target Date 2065 , 778,634 shares	**		15,712,851
	American Funds	American Funds American Balanced R6 , 1,255,218 shares	**		47,083,209
	American Funds	American Funds Europacific R6 , 290,313 shares	**		17,587,160
	Blackrock	Blackrock Mid Cap Growth Equity K , 280,962 shares	**		10,215,761
	Fidelity	Fidelity 500 Index , 194,094 shares	**		46,139,990
	Fidelity	Fidelity Global EX US Index , 1,493,547 shares	**		27,869,580
	Fidelity	Fidelity Mid Cap , 430,554 shares	**		15,900,352
	Fidelity	Fidelity Small Cap , 357,915 shares			6,914,913
	Fidelity	Fidelity Total Bond , 2,486,207 shares			22,201,829
	Fidelity	Fidelity Total Market , 301,553 shares	**		56,342,160
	Fidelity	Fidelity US Bond , 2,083,138 shares	**		21,997,938
	JP Morgan	JP Morgan Mid Cap Value R6 , 130,838 shares	**		4,171,121
	JP Morgan	JP Morgan US Value R6 , 96,138 shares	**		8,707,177
	Vanguard	Vanguard Small Cap , 157,680 shares	**		19,486,122
*	AB US	AB US Large Cap Growth CIT , 891,744 shares	**		23,828,103
*	Cohen & Steers	Cohen & Steers U.S. Realty CIT RS , 211,467 shares	**		4,686,109
*	T. Rowe Price	T. Rowe Price Stable Val Common Trust Fun d , 25,172,750 shares	**		25,860,529
		Common Stock:
*	Gray Media, Inc.	Unitized Common Stock — Class A , 167,286 units	**		3,219,568
*	Gray Media, Inc.	Gray Media Stock , 4,265,276	**		20,643,937
*	Various	Self-directed brokerage accounts	**		12,382,494
*	Various participants	Notes receivable from participants ; maturity dates range through	**	***	8,974,081
		September 2036 and interest rates range from 3.25% -9.50%
	Pending Settlement				1,946

					$763,788,971

*	Indicates a party-in-interest.
**	Cost information is not required for participant-directed information and, therefore, is not included.
***	Net of $63,840 in deemed loan distributions.